

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2025

Yingzhi (Lisa) Tang
Co-Chief Executive Officer and Chief Financial Officer
Boqii Holding Ltd
Building 9, No. 388, Shengrong Road, Pudong
New District, Shanghai 201210, People's Republic of China

     Re: Boqii Holding Ltd
         Amendment No. 2 to Registration Statement on Form F-1
         Filed May 30, 2025
         File No. 333-286239

Dear Yingzhi (Lisa) Tang:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 27, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1 Filed May 30, 2025

Permissions and Approvals Required from PRC Authorities, page 19

1.   We note your revised disclosure in response to prior comment 1. Please revise to include the disclosure you deleted regarding:

   - your ability to offer the securities being registered to foreign investors;
   - whether you have received all requisite permissions or approvals from the CSRC, CAC, or any other PRC governmental agency; and
   - the consequences if you, your subsidiaries, or the VIEs (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ben Smolij